Exhibit (a)(1)(xiv)

Embratel Participações S.A.

CNPJ/MF 02.558.124/0001-12

N.I.R.E. 3330026237-7

Companhia Aberta

STATEMENT OF MATERIAL FACT

Embratel Participações S.A. (“Embrapar” or the “Companhia”), in compliance with Instrução nº 358/02 of the Brazilian Comissão de Valores Mobiliários (“CVM”), informs the general public that Empresa Brasileira de Telecomunicações S.A. — Embratel (“Embratel,” and together with Embrapar, the “Offerors”), in the auction for the unified offer to purchase common shares and preferred shares (the “Offer”) issued by NET Serviços de Comunicação S.A. (“NET”), acquired 13,675,932 of NET’s shares, corresponding to 83.62% of the total amount of NET’s outstanding shares not held by the Offerors or their affiliates, including: (a) 10,219,622 common shares, corresponding to 93.48% of the total amount of NET’s outstanding common shares not held by the Offerors or their affiliates, and (b) 3,456,310 preferred shares, corresponding to 63.73% of the total amount of NET’s outstanding preferred shares not held by the Offerors or their affiliates.

As a result of the Offer, the Offerors together will, directly or through their subsidiaries, hold 329,793,729 of NET’s shares, corresponding to 96.16% of its total share capital, including: (a) 103,256,971 common shares, corresponding to 90.21% of its voting share capital; and (b) 226,536,758 preferred shares, corresponding to 99.14% of its non-voting shares.

Rio de Janeiro, November 27, 2013

Embratel Participações S.A.

Isaac Berensztejn

Director of Investor Relations